June 27, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attention: Jenifer Gallagher and Karl Hiller

Re:	AleAnna, Inc.

Form 10-K for the Fiscal Year ended December 31, 2024 Filed March 31, 2025

File No. 001-41164

Ladies and Gentlemen:

On behalf of AleAnna, Inc. (“AleAnna” or the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 12, 2025, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2024, filed with the Commission on March 31, 2025.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company.

Form 10-K for the Fiscal Year ended December 31, 2024 Controls and
Procedures, page 69

1.	We note that you have identified material weaknesses in your disclosure controls and procedures and internal control over financial reporting. You state that you are in “the early stages of designing and implementing a plan to remediate the material weaknesses” and provide four summary points of your plan.

However, you also indicate that you are unsure about whether your plan will resolve the issues as you will have to validate and test the controls “over a sustained period of financial reporting cycles” and are therefore also unsure about when or if the material material weaknesses can be resolved in 2025.

On pages 46 and 69 you also report that “AleAnna does not have the necessary business processes and related internal controls formally designed and implemented,” and on page 48 you indicate that you may have not yet designed or implemented internal control over financial reporting, and are uncertain as to when an evaluation can be performed, to include testing and any remediation actions. Please reconcile these disclosure with representations of your officers in the certifications filed as Exhibits 31.1 and 31.2, of having completed the design of disclosure controls and procedures, and of internal control over financial reporting to cover the specific objectives therein identified; it should be clear how you were able to conclude that providing these certifications was appropriate, considering the disclosures indicating design is incomplete.

Also tell us why you do not have a clear understanding of whether your plans are adequate and the reasons for the delay and uncertainty with respect to implementation.

Response: The Company acknowledges the Staff’s comment and appreciates the opportunity to clarify the disclosures in its Form 10-K for the year ended December 31, 2024 (the “Form 10-K”).

As disclosed in the Form 10-K, AleAnna, Inc. (formerly Swiftmerge Acquisition Corp.) completed its reverse recapitalization transaction with AleAnna Energy, LLC (“AleAnna Energy”) in December 2024.

In accordance with SEC Compliance and Disclosure Interpretation (“CD&I”) 215.02, AleAnna, Inc. excluded AleAnna Energy from management’s assessment of internal control over financial reporting (“ICFR”) as of December 31, 2024.

The Staff acknowledges in this guidance that, following a reverse recapitalization, particularly in cases where the legal acquirer is a non-operating public shell company and the accounting acquirer is a private operating company, it may not be possible to conduct a full ICFR assessment in the period between the transaction date and the fiscal year-end. In such cases, the Staff has stated it would not object to the exclusion of management’s assessment from the Form 10-K, provided the company discloses the reason for the exclusion and the effect of the transaction on the scope of the assessment. The Company believes its facts align with this guidance, and that although the Form 10-K did not explicitly reference CD&I 215.02, its disclosures were made in good faith and were generally consistent with the principles outlined in the guidance.

The certifications filed as Exhibits 31.1 and 31.2 to the Form 10-K were made in reference to the scope of management’s ICFR assessment as of December 31, 2024, which did not include AleAnna Energy. While the certifications reflect management’s responsibility for establishing and maintaining internal control over financial reporting and disclosure controls and procedures, they do not require an assertion regarding the design or effectiveness of internal controls outside the scope of management’s formal ICFR assessment. The Company believes the certifications were appropriate and made in good faith.

Notwithstanding AleAnna Energy’s exclusion from the scope of management’s ICFR assessment, the Company disclosed material weaknesses related to internal controls in its Form 10-K. These disclosures were made because management had identified control deficiencies that, if unaddressed, could reasonably result in a material misstatement of the Company’s financial statements. The Company believed it was appropriate to disclose these deficiencies even though AleAnna Energy was not formally included in the ICFR assessment as of year-end.

The Company acknowledges that it did not explicitly state in Item 9A of the Form 10-K that AleAnna Energy was excluded from management’s ICFR assessment under the one-year exemption. The Company intends to revise its disclosure in Item 4 of its Quarterly Report on Form 10-Q for the period ended June 30, 2025, to include this clarification and to provide updated language describing the scope of the Company’s ICFR assessment and remediation activities.

The Company further acknowledges that certain statements in the Form 10-K, including those on pages 46, 48, and 69, may have created ambiguity as to whether the design of internal controls had occurred at all, or whether the ICFR assessment was intended to cover AleAnna Energy. The Company intends to revise the relevant disclosures in its Form 10-Q for the quarter ending June 30, 2025, to clarify that (i) AleAnna Energy was excluded from management’s ICFR assessment as permitted under SEC rules, (ii) the Company nonetheless identified material weaknesses related to AleAnna’s internal control environment based on known deficiencies, and (iii) management has commenced a formal remediation plan, which is in the early stages of design and implementation. The revised risk factors and disclosures will read as follows:

We have previously identified material weaknesses in the internal control over financial reporting of AleAnna Energy, LLC. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report the Company’s financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results, and we may face litigation as a result.

Effective internal controls are necessary to provide reliable financial reports and prevent fraud. AleAnna is in the process of adding resources with the appropriate level of experience and technical expertise to oversee its business processes and controls. While certain controls exist, AleAnna Energy, LLC has not yet formally designed and implemented the full set of business processes and related internal controls required to meet the standards applicable to a public company.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements would not be prevented or detected on a timely basis.

Management of AleAnna, Inc., as the registrant, is responsible for evaluating and remediating the internal control environment of AleAnna Energy, LLC. In connection with the preparation of AleAnna, Inc.’s consolidated financial statements as of and for the year ended December 31, 2024, management of AleAnna identified material weaknesses in internal control over financial reporting at AleAnna Energy, LLC. Specifically, management determined that AleAnna Energy LLC did not maintain an effective control environment in accordance with the COSO framework, as it did not maintain a sufficient complement of accounting and reporting resources commensurate with its financial reporting requirements. Details of the material weaknesses were as follows:

●	Management did not maintain an effective control environment in accordance with the COSO framework as it did not maintain a sufficient complement of accounting and reporting resources commensurate with its financial reporting requirements. This material weakness contributed to the following material weaknesses:

●	Management did not design, implement, and operate controls over the selection and implementation of accounting policies to ensure amounts recorded and disclosed were fairly stated in accordance with GAAP.

●	Management did not design or maintain appropriate account reconciliation and journal entry review controls to review the work of third-party consultants used to assist management in recording transactions.

Although AleAnna Energy LLC was excluded from management’s assessment of internal control over financial reporting as of December 31, 2024, in reliance on the one-year exemption provided under the SEC’s rules for newly acquired businesses, we disclosed these material weaknesses due to their potential impact on our consolidated financial reporting.

We are in the early stages of designing and implementing a plan to remediate the material weaknesses identified. Our plan includes the below:

●	Designing and implementing a risk assessment process supporting the identification of risks facing AleAnna Energy, LLC.

●	Implementing controls to enhance our review of significant accounting transactions and other new technical accounting and financial reporting issues and preparing and reviewing accounting memoranda addressing these issues.

●	Hiring additional experienced accounting, financial reporting and internal control personnel and changing roles and responsibilities of our personnel as we transition to being a public company and are required to comply with Section 404 of the Sarbanes-Oxley Act.

●	Implementing controls to enable an accurate and timely review of accounting records that support our accounting processes and maintain documents for internal accounting reviews.

We cannot assure you that these measures will remediate the material weaknesses described above. The implementation of these remediation measures is in the early stages and will require validation and testing of the design and operating effectiveness of the Company’s internal controls over a sustained period of financial reporting cycles and, as a result, the timing of when the Company will be able to remediate the material weaknesses is uncertain and the Company may not remediate these material weaknesses during the year ended December 31, 2025. If the steps the Company takes do not remediate the material weaknesses in a timely manner, there could be a reasonable possibility that these control deficiencies or others may result in a material misstatement of its annual or interim financial statements that would not be prevented or detected on a timely basis. This, in turn, could jeopardize the Company’s ability to comply with its reporting obligations, limit its ability to access the capital markets and adversely impact its stock price.

We are required to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. In addition, because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

While AleAnna, Inc has implemented certain internal controls at the holding company level, these controls do not yet cover the consolidated operations of AleAnna Energy, LLC, which continues to operate with control deficiencies.

We are required by Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in our second annual report following the completion of the Business Combination. The process of further designing, documenting, and implementing internal control over financial reporting required to comply with this requirement is ongoing, and is time-consuming, costly and complicated. During the course of our evaluation and testing, we may identify additional material weaknesses. If our remediation efforts are not successful, our management may be unable to assert that our internal control over financial reporting is effective in future filings. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

In addition, our independent registered public accounting firm will not be required to attest formally to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for as long as we qualify for scaled “smaller reporting company” disclosure under the Exchange Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accountants for the foreseeable future.

Although we are actively working to improve our internal control environment, we cannot be certain as to the timing of completion of our ongoing evaluation, testing and remediation actions or the impact of such actions on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

Finally, with respect to the Staff’s question about the Company’s remediation timeline, the uncertainty stems from the timing of the business combination and the early stage of AleAnna’s transition into a public company environment. As of December 31, 2024, AleAnna had not yet completed the design and implementation of the full suite of internal controls required under the COSO framework for public companies, with respect to AleAnna Energy, LLC. The Company is actively working to address the identified material weaknesses, including through the hiring of experienced personnel, the enhancement of its control documentation and procedures, and engagement with external consultants. However, validation and testing over multiple reporting periods will be required, and accordingly, the Company cannot commit to a definitive remediation timeline at this time. Updates on the remediation plan and timing will be provided in the Company’s future filings.

2.	Please revise your disclosures regarding the evaluation of disclosure controls and procedures on page 69, and the assessment of internal control over financial reporting on page 70, to include a clear statement with respect to each effort about whether or not your officers determined that such controls/procedures were effective.

Also modify your disclosures regarding changes in internal control over financial reporting on page 70, to clarify whether language stating “Other than changes that are being implemented,...there has been no change,” means that some changes have been implemented, in which case the specific changes should be identified and described, or only that future changes are anticipated but have not yet been made.

Please refer to Items 307 and 308(a)(3) and (c) of Regulation S-K if you require further clarification or guidance on the required disclosures.

Response: The Company acknowledges the Staff’s comment. The Company also notes that Item 308 of Regulation S-K does not require management to provide an assessment of internal control over financial reporting in its quarterly reports on Form 10-Q. However, to enhance clarity and in response to the Staff’s comment, the Company will revise its disclosures in Item 4 of its Quarterly Report on Form 10-Q for the quarter ending June 30, 2025, to explicitly state that:

●	The Company’s disclosure controls and procedures were not effective as of December 31, 2024 and continue to not be effective as of June 30, 2025; and

●	Management previously concluded, in the Company’s Form 10-K for the year ended December 31, 2024, that internal control over financial reporting was not effective as of that date and, given the ongoing status of remediation, such controls also continue to not be effective as of June 30, 2025.

Additionally, the Company will revise the section titled “Changes in Internal Control over Financial Reporting” to clarify that while remediation planning and certain implementation steps have commenced, no changes were completed during the most recently completed fiscal quarter that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.

Revised disclosures will read as follows:

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2025. Based upon their evaluation, and due to the material weaknesses identified and previously disclosed in our Form 10-K for the year ended December 31, 2024, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of June 30, 2025.

Effective internal controls are necessary to provide reliable financial reports and prevent fraud. AleAnna is in the process of adding resources with the appropriate level of experience and technical expertise to oversee AleAnna’s business processes and controls. While certain controls exist, AleAnna has not yet formally designed and implemented the full set of business processes and related internal controls required to meet the standards applicable to a public company.

As a result, AleAnna identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements would not be prevented or detected on a timely basis.

Changes in Internal Control over Financial Reporting

During the most recently completed fiscal quarter, the Company began developing and initiating certain remediation activities related to the material weaknesses previously disclosed in its Form 10-K for the year ended December 31, 2024. However, management determined that these activities did not result in a change to the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting as of June 30, 2025.

Financial Statements

Note 2 - Reverse Recapitalization Transaction, page F-8

3.	Please expand your disclosures regarding the number of HoldCo units that were received by Nautilus in the reverse recapitalization/Up-C structure formation event, to also specify the number of HoldCo units that were received by the parent/registrant, and any other parties. It should be clear how or if this information reconciles to the disclosures that you have provided in Note 10, regarding ownership interests of the Class A Common Stockholders and the noncontrolling interests.

Please clarify the extent to which your plans evolved since filing the Form S-4/A on November 14, 2024, in which you stated “...Surviving PubCo will own between approximately 19.5% and 20.2% of the outstanding equity of HoldCo through Class A HoldCo Units, and Nautilus will own between approximately 79.8% and 81.3% of the outstanding equity of HoldCo through Class C HoldCo Units.”

For example, as part of your response it appears that you would need to reconcile disclosure in the third point in Note 2, indicating that Nautilus received 37,134,194 shares of Class A Common Stock, with disclosure in the registration statement indicating that Nautilus was to receive 9,100,000 Class A shares.

Response: The Company acknowledges the Staff’s comment.

At the closing of the Business Combination, which was accounted for as a common control transaction, akin to a reverse recapitalization:

●	AleAnna, Inc. (the registrant) received 40,560,433 Class A HoldCo Units, corresponding to the 40,560,433 shares of Class A Common Stock outstanding as of December 31, 2024.

●	Nautilus Resources LLC received 25,994,400 Class C HoldCo Units, together with 25,994,400 shares of Class C Common Stock, which carry voting rights but no economic interest in AleAnna, Inc.

●	No other parties received Class A or Class C HoldCo Units. Bonanza Resources (Texas) Inc., the only other AleAnna Energy Member, received 1,969,882 shares of Class A Common Stock but did not receive any Class C HoldCo Units or Class C Common Stock.

This information reconciles to the disclosures in Note 10, which states that holders of Class A Common Stock held approximately 60.94% of the economic interest in HoldCo, and the noncontrolling interest — representing the Class C HoldCo Units held by Nautilus — accounted for approximately 39.06%. AleAnna, Inc. consolidates HoldCo, which in turn holds the equity interests in AleAnna Energy, the operating company. The Company’s consolidated financial statements present the Class C HoldCo Units held by Nautilus as noncontrolling interest.

The Company will revise Note 2 to its condensed consolidated financial statements in its Quarterly Report on Form 10-Q for the period ending June 30, 2025, to include the following disclosure:

●	following the Pre-Closing Contribution, Merger Sub merged with and into AleAnna Energy, with AleAnna Energy being the surviving company and a wholly-owned subsidiary of HoldCo. Each AleAnna Energy Member received its pro rata portion of 65,098,476 shares of (a) Class A Common Stock or (b) Class C Common Stock (with one Class C HoldCo Unit to accompany each share of Class C Common Stock) in the Merger, as determined by the AleAnna Energy Board. At the Closing:

●	AleAnna, Inc. received 40,560,433 Class A HoldCo Units, corresponding to the 40,560,433 shares of Class A Common Stock outstanding as of December 31, 2024.

●	Nautilus Resources LLC received 25,994,400 Class C HoldCo Units, together with 25,994,400 shares of Class C Common Stock, which carry voting rights but no economic interest in AleAnna, Inc.

●	Bonanza Resources (Texas) Inc., the only other AleAnna Energy Member, received 1,969,882 shares of Class A Common Stock but did not receive any Class C HoldCo Units or Class C Common Stock.

In response to the Staff’s request for clarification regarding the S-4 disclosure, the Company notes that the estimated allocation of AleAnna Energy Member shares disclosed in Amendment No. 3 to the registration statement on Form S-4, filed with the SEC on November 14, 2024, was 54,028,594 Class C HoldCo Units and 11,069,882 shares of Class A Common Stock. Following that filing and prior to the Closing, the final share counts were determined and approved, resulting in Nautilus receiving 37,134,194 shares of Class A Common Stock and 25,994,400 Class C HoldCo Units and an equal number of shares of Class C Common Stock.

The difference from the preliminary estimates in the S-4 reflects final structuring considerations finalized prior to Closing, including tax-related planning adjustments and administrative updates to equity allocations made in accordance with the terms of the Business Combination Agreement. These adjustments did not affect the total consideration issued or the overall economic ownership of AleAnna.

The Company evaluated whether these changes constituted a material change requiring a post-effective amendment to the registration statement and concluded that no amendment was necessary. The total equity ownership, voting structure, and pro forma economic interests presented in the S-4 remained substantively unchanged — i.e., no change to the overall valuation, total number of HoldCo Units, or aggregate consideration received. While the mix of Class A and Class C equity issued to Nautilus changed, the resulting economic ownership of AleAnna by public shareholders and AleAnna Energy Members remained within the estimated range disclosed in the S-4 (19.5% – 20.2% for Surviving PubCo; 79.8% – 81.3% for Nautilus). There was no change to the consideration payable to shareholders, or the form of merger consideration approved in the shareholder vote.

Note 10 - Equity, page F-18

4.	Please modify your disclosures as necessary to differentiate between the economic interests of the company and economic interests in the business operations that are held directly by other parties, as may include segregating disclosure of holdings pertaining to your capital structure, and those of your subsidiaries.

For example, the language “Holders of Class C HoldCo Units and Class C Common Stock own an economic interest in the Company, shown as noncontrolling interests (“NCI”) in stockholders’ equity,” should be revised to clarify that such Holders hold a direct economic interest in the business operations, rather than an economic interest in the Company, with respect to the Class C Common Stock.

The disclosure stating “The ownership interests of the Class A Common Stockholders and the NCI were 60.94 % and 39.06%, respectively” should also be revised to clarify the nature of the ownership interests that you intend to describe, as may include contrasting or clarifying details that cover voting interests of the parent, and distinguish between economic interests in the consolidated business operations.

Response: The Company acknowledges the Staff’s comment and will revise its disclosure in Note 10 to the condensed consolidated financial statements in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, to clearly distinguish between the voting rights and economic interests of the Class A and Class C holders, and to clarify that the noncontrolling interest represents a direct economic interest in HoldCo, not AleAnna, Inc.

The revised disclosure will read as follows:

AleAnna Common Stock and Noncontrolling Interests – As of June 30, 2025, the Company had 40,560,433 shares of Class A Common Stock outstanding and 25,994,400 shares of Class C Common Stock outstanding. See Note 2, Reverse Recapitalization Transaction, for more details of the Company’s Class A Common Stock and Class C Common Stock.

Following the Business Combination, AleAnna, Inc. became the sole managing member of HoldCo and received 40,560,433 Class A HoldCo Units, representing a controlling economic interest in HoldCo. AleAnna, Inc. consolidates HoldCo and its subsidiaries in its consolidated financial statements. The remaining 25,994,400 Class C HoldCo Units are held by Nautilus Resources LLC and are presented as noncontrolling interest (“NCI”) in the Company’s consolidated financial statements. Holders of Class C HoldCo Units have a direct economic interest in HoldCo but no direct economic interest in AleAnna, Inc. The Class C Common Stock is paired with the Class C HoldCo Units and provides voting rights in AleAnna, Inc. on a one-to-one basis with Class A Common Stock, but carries no economic rights. Each Class C HoldCo Unit may be exchanged, together with a share of Class C Common Stock, for one share of Class A Common Stock.

As of June 30, 2025, AleAnna, Inc. held approximately [60.94%] of the economic interest in HoldCo through its Class A HoldCo Units, and Nautilus held approximately [39.06%] through its Class C HoldCo Units. These interests are reflected as controlling and noncontrolling interests, respectively, in the Company’s consolidated financial statements. The NCI may decrease as holders of Class C HoldCo Units (which represent an economic interest in HoldCo) and their corresponding shares of Class C Common Stock (which provide voting rights in AleAnna, Inc.) exchange both securities together for shares of Class A Common Stock. Each share of Class C Common Stock must be surrendered along with a corresponding Class C HoldCo Unit in order to receive one share of Class A Common Stock. As of June 30, 2025, no such exchanges had occurred.

As of June 30, 2025, the noncontrolling interest presented in the Company’s consolidated financial statements primarily relates to the [39.06%] economic interest in HoldCo held by Nautilus Resources LLC through Class C HoldCo Units. A small portion of the noncontrolling interest also relates to a third-party minority interest in the Campopiano RNG project-level subsidiary discussed in Note 1.

Note 14 - Loss Per Share, page F-21

5.	Given the Up-C structure that was utilized in completing the reverse recapitalization with Swiftmerge Acquisition Corp., further disclosures should be provided under this heading to specify the level of the economic interest in the business operations that were contributed in connection with that transaction, and which would effectively constitute the predecessor operations of the registrant, encumbered by the noncontrolling interest, to include details of any conversions impacting that interest over the periods for which financial statements are being prepared.

In considering the retrospective approach required for recasting share activity utilized in calculating earnings per share, also explain your approach with respect to the noncontrolling interest allocations, and the deemed dividend allocations. For example, if an economic interest of 60.94% was contributed, as suggested by disclosure in Note 10, explain why there would not be an allocation to noncontrolling interests of 39.06% for the historical periods, prior to the recapitalization event.

Please provide us with your analyses and computations of the allocations and weighted average shares utilized for each period, to include all details necessary to understand how your allocations reconcile to the direct economic interests in the business operations retained by Nautilus via HoldCo., which would not be represented in the computation of historical earnings per share using an exchange ratio based on the number of Class A common shares issued in exchange for the business.

Response: The Company acknowledges the Staff’s comment and has considered the guidance in ASC 260-10, ASC 805-50, and relevant SEC interpretations regarding earnings per share (EPS) in the context of a reverse recapitalization and Up-C structure.

EPS Methodology and Capital Structure

The transaction was accounted for as a common control transaction, which is akin to a reverse recapitalization. The transaction was not treated as a change in control primarily due to Nautilus receiving the controlling voting stake in the Company and the ability of Nautilus to nominate the full board of directors and management of the Company. Accordingly, the historical financial statements of AleAnna Energy were maintained at historical cost. For purposes of applying ASC 260, EPS was retrospectively recast to reflect the capital structure of AleAnna, Inc., in accordance with ASC 260-10-45 and ASC 805-50-45-5.

In the absence of direct guidance applicable to our transaction structure, we applied the guidance applicable to reverse acquisitions in ASC 805-40-45-4 by analogy, which states:

In calculating the weighted-average number of common shares outstanding (the denominator of the earnings-per-share [EPS] calculation) during the period in which the reverse acquisition occurs:

a.	The number of common shares outstanding from the beginning of that period to the acquisition date shall be computed on the basis of the weighted-average number of common shares of the legal acquiree (accounting acquirer) outstanding during the period multiplied by the exchange ratio established in the merger agreement.

b.	The number of common shares outstanding from the acquisition date to the end of that period shall be the actual number of common shares of the legal acquirer (the accounting acquiree) outstanding during that period.

The Company calculated weighted average shares outstanding (WASO) by applying an implied exchange ratio of 105.06 to AleAnna Energy’s historical common and preferred units. This ratio was derived from the number of Class A shares issued to Nautilus at Closing (39,104,076) divided by the number of AleAnna Energy units outstanding immediately before the reverse recapitalization (372,214). The same conversion methodology was applied retrospectively to the year ended December 31, 2023, and for the pre-merger portion of 2024. Post-merger, 1,456,357 Class A shares issued to SPAC public shareholders and the sponsor were included in WASO from December 13, 2024, on a time-weighted basis.

The Company’s calculations resulted in:

●	2023 WASO: 31,643,464

●	2024 WASO: 38,286,170

Treatment of Noncontrolling Interest

While AleAnna, Inc. held approximately 60.94% of the economic interest in HoldCo at December 31, 2024, the 39.06% interest held by Nautilus through Class C HoldCo Units was not present in the historical periods and thus was not allocated any share of net income or loss prior to the Business Combination. EPS for the historical periods is presented from the perspective of AleAnna Energy in the reverse recapitalization, with all net loss attributed to Class A Common Stockholders for EPS purposes. The Company recorded $87,511 of income attributable to noncontrolling interest during the post-Closing period in 2024. No income or loss was allocated to noncontrolling interest in 2023.

We considered ASC 260-10-45-11A, which states:

For purposes of computing EPS in consolidated financial statements (both basic and diluted), if one or more less-than-wholly-owned subsidiaries are included in the consolidated group, income from continuing operations and net income shall exclude the income attributable to the noncontrolling interest in subsidiaries. Example 7 (see paragraph 260-10-55-64) provides an example of calculating EPS when there is a noncontrolling interest in a subsidiary in the consolidated group.

In evaluating the application of ASC 260, we considered the fact that the noncontrolling interest did not exist prior to the reverse recapitalization. During the historical periods, AleAnna Energy, as accounting acquirer in the reverse recapitalization, was owned by Nautilus through preferred and common equity classified within temporary and permanent equity, respectively. As part of the reverse recapitalization, a portion of this interest was converted into Class C HoldCo Units, which were accounted for as noncontrolling interest. Because the noncontrolling interest structure was newly created at the closing of the reverse recapitalization and did not reflect a continuation of a historical noncontrolling interest, retrospective allocation to noncontrolling interest in EPS would not be appropriate under ASC 260.

Given the specific nature of the reverse recapitalization, and lack of authoritative guidance specific to a reverse recapitalization with the creation of a noncontrolling interest, we believe recasting EPS solely for the interests legally outstanding (Common and Preferred Units) held by Nautilus under the pre-transaction structure was appropriate in order to conform to the requirements of ASC 260-10-45 and ASC 805-40-45.

Deemed Dividend

The deemed dividend reflected in the earnings per share calculation relates solely to the required accounting for the redemption features of the Class 1 Preferred Units of AleAnna Energy, LLC, which existed prior to the Business Combination. Under applicable guidance, the difference between the carrying amount of the Class 1 Preferred Units and their redemption value was recognized as a deemed dividend in each period in which the redemption value increased. This accounting treatment is unrelated to the Business Combination itself. Consistent with ASC 260-10-45-15, the deemed dividend was deducted from net income available to Class A Common Stockholders in the numerator of the earnings per share calculation.

Proposed Disclosure Enhancement in Note 14

To enhance transparency, the Company will revise its Loss Per Share footnote in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, to add the following:

In the historical periods presented, all net loss was attributed to Class A Common Stockholders. The Company did not allocate loss to noncontrolling interest in historical periods, as the Class C HoldCo Units held by Nautilus were issued in connection with the Business Combination and did not represent an interest in AleAnna Energy during the pre-transaction period. Prior to the transaction, AleAnna Energy had nominal noncontrolling interest related to the Campopiano RNG project. Accordingly, all income or loss for those periods was attributed entirely to Class A Common Stockholders. This treatment is consistent with the guidance in ASC 805-50 and ASC 260-10 for reverse recapitalizations under common control.

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at 469-398-2214

Very truly yours,

/s/ Tristan Yopp
Tristan Yopp
Chief Financial Officer

cc:	Jennifer T. Wisinski, Esq., Haynes and Boone, LLP
Stephen W. Grant Jr., Esq., Haynes and Boone, LLP